Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On January 30, 2024, Globalink entered into the Merger Agreement with Alps Holdco, the Sponsor, and the Seller Representative. The Merger Agreement was amended and restated on May 20, 2024 and entered into by and among Globalink, PubCo, Alps Holdco, Merger Sub, the Sponsor, and the Seller Representative, and was further amended on March 6, 2025. Pursuant to the terms of the Merger Agreement, the Business Combination between Globalink and Alps Holdco was effected in two steps: (i) the Redomestication Merger, whereby, subject to the approval and adoption of the Merger Agreement by the stockholders of Globalink, Globalink has merged with and into PubCo on October 28, 2025, with PubCo remaining as the surviving publicly traded entity; and (ii) the Acquisition Merger, whereby Merger Sub has merged with and into Alps Holdco, resulting in Alps Holdco remaining as the surviving entity and being a wholly-owned subsidiary of PubCo. On October 28, 2025, the Closing, each Alps Holdco Ordinary Share issued and outstanding immediately prior to the Effective Time (other than treasury shares or dissenting shares) were converted into the right to receive PubCo ordinary shares. The total consideration paid by Globalink to the Alps Holdco Shareholders in the form of PubCo ordinary shares at the Closing was equal to $1.6 billion.

The Merger Agreement is subject to certain customary closing conditions and contains customary representations, warranties, covenants and indemnity provisions. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement. The respective boards of directors of Globalink and Alps Holdco have (i) approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and (ii) resolved to recommend approval of the Merger Agreement and related transactions by their respective shareholders.

The unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the unaudited historical condensed consolidated balance sheet of Globalink as of March 31, 2025 with the unaudited historical consolidated balance sheet of Alps Holdco as of March 31, 2025, giving effect to the Business Combination, as if it had been consummated as of that date.

The unaudited pro forma condensed combined statement of operations for the fiscal year ended March 31, 2025 combines the unaudited historical condensed consolidated statement of operations of Globalink for the trailing twelve months ended March 31, 2025 (compiled with the audited consolidated statement of operations for the year ended December 31, 2024 less the unaudited condensed consolidated statement of operations for the three month period ended March 31, 2024 plus the unaudited condensed consolidated statement of operations for the three months ended March 31, 2025 of Globalink) with the audited historical consolidated statement of operations of Alps Holdco for the fiscal year ended March 31, 2025, giving effect to the Business Combination, as if it had been consummated as of April 1, 2024, the earliest period presented.

The historical financial information has been adjusted to give pro forma effect to events that relate to material financing transactions consummated after March 31, 2025 and pro forma adjustments that are directly attributable to the Business Combination. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company upon consummation of the Business Combination.

The historical financial consolidated statements of Alps Holdco have been prepared in accordance with IFRS as issued by the IASB. The historical consolidated financial statements of Globalink have been prepared in accordance with U.S. GAAP. The condensed combined pro forma financial information reflects IFRS and in USD, the basis of accounting used by the registrant, PubCo, and other than the reclassification and presentation of redeemable Globalink’s public shares as other liabilities and the reclassification and presentation of the public warrants as liabilities under IFRS, disclosed in the pro forma notes, no material accounting policy difference is identified in converting Globalink’s historical consolidated financial statements from U.S. GAAP to IFRS. The adjustments presented in the pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of PubCo after giving effect to the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Globalink and Alps Holdco have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

This information should be read together with the following:

●	the historical unaudited condensed consolidated financial statements of Globalink as of March 31, 2025 and for the three months ended March 31, 2025 and 2024; incorporated by references in the prospectus filed on September 17, 2025;

●	the historical audited financial statements of Alps Holdco as of March 31, 2025 and for the period ended March 31, 2025 and 2024, incorporated by references in the prospectus filed on September 17, 2025;

●	the historical audited consolidated financial statements of Globalink as of December 31, 2024 and for the years ended December 31, 2024 and 2023, incorporated by references in the prospectus filed on September 17, 2025;

●	the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Globalink,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alps Holdco” and other financial information incorporated by references in the prospectus filed on September 17, 2025; and

●	other information relating to Globalink and Alps Holdco incorporated by references in the prospectus filed on September 17, 2025, including the Merger Agreement and the description of certain terms thereof set forth under the section entitled “The Business Combination.”

Description of the Business Combination

As a result of the Closing, pursuant to the terms of the Merger Agreement, all of the outstanding shares of Alps Holdco were cancelled in exchange for the right to receive PubCo ordinary shares. The aggregate consideration for the Business Combination is $1.6 billion, payable at the Closing in the form of newly issued PubCo ordinary shares, par value $0.0001 per share. The Merger Consideration Shares are allocated pro rata with each Alps Holdco Shareholder receiving a number of PubCo ordinary shares determined in accordance with the terms of the Merger Agreement.

On October 28, 2025, consummated the PIPE Investment which was conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. PubCo, Globalink and Alps Holdco entered into subscription agreements with certain investors for 310,788 PubCo ordinary shares for a total of $3,107,731 in a PIPE Investment to be consummated simultaneously with the Closing).

At the Closing of the Business Combination, the former Alps Holdco Shareholders will receive an aggregate of 160,000,000 PubCo ordinary shares, among which 8,000,000 PubCo ordinary shares are to be issued and held in escrow to satisfy any indemnification obligations incurred under the Merger Agreement.

Anticipated Accounting Treatment

The Business Combination will be accounted for as capital reorganization with no goodwill or other intangible assets recorded, in accordance with IFRS. A capital reorganization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Alps Holdco in many respects. However, Globalink does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization.

Under this method of accounting, Globalink will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Alps Holdco will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Alps Holdco (i.e., a capital transaction involving the issuance of shares by PubCo for the shares of Alps Holdco). Accordingly, the consolidated assets, liabilities and results of operations of Alps Holdco will become the historic financial statements of the Combined Company, and Globalink’s assets, liabilities and results of operations will be consolidated with Alps Holdco beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Alps Holdco in future reports. The net assets of Globalink will be recognized at carrying value, with no goodwill or other intangible assets recorded.

The deemed costs of the shares issued by PubCo, which represents the fair value of the shares that Alps Holdco would have had to issue for the ratio of ownership interest in PubCo to be the same as if the Business Combination had taken the legal form of Alps Holdco acquiring shares of Globalink, in excess of the net assets of Globalink will be accounted for as stock-based compensation under IFRS 2 Share-Based Payment.

Alps Holdco has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Alps Holdco Shareholders will have the largest voting interest in PubCo;

●	The board of directors of the Combined Company will be designated solely by Alps Holdco, with at least three (3) directors qualifying as independent directors under the Securities Act and the Nasdaq rules);

●	Alps Holdco’s senior management will be the senior management of the Combined Company;

●	The business of PubCo will comprise the ongoing operations of Alps Holdco; and

●	Alps Holdco is the larger entity, in terms of substantive assets.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared reflecting actual redemption of 337,477 shares of Globalink common stock resulting in redemption payment of $3.39 million leaving 12,635 shares who did not redeem.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are an aggregate of 160,000,000 PubCo ordinary shares to be issued to shareholders of Alps Holdco and an aggregate of 310,788 PubCo ordinary shares to be issued to the PIPE Investors, an aggregate of 291,716 PubCo ordinary share to be issued to Dr. Tham, director of Alps as 50% conversion of amounts due at closing in shares, 13,793 PubCo ordinary shares to be issued to Ms. Chew, a director of Alps, as conversion of amounts due at closing and an aggregate of 280,394 PubCo ordinary shares to be issued to PGM as partial conversion of amounts due in Promissory Note and 39,000 PubCo ordinary shares to be issued to Ng Yan Xun as partial conversion of amounts in due to related party advances at closing in shares. On May 22, 2025, Globalink, Alps Holdco and Chardan entered into an Amendment & Acknowledgement of Engagement Letter and Underwriting Agreement (the “Amendment & Acknowledgement”), in relation to an aggregate of $5,025,000 (the “Fee Amount”) Chardan will be entitled to receive at the closing of the Business Combination, comprising $4,025,000 of deferred underwriting commission and $1,000,000 of M&A fee related to a SPAC business combination. The Amendment & Acknowledgement provides that certain shareholders of Alps Holdco will transfer 4,187,500 Alps Holdco Shares to Chardan immediately prior to the consummation of the Business Combination and such transfer shall be treated as full satisfaction of Globalink’s obligation to pay the Fee Amount; provided that the Business Combination is consummated by July 31, 2025. Pursuant to the Amendment & Acknowledgement, Chardan will hold 2.5% of PubCo’s ordinary shares outstanding immediately following the Business Combination under all scenarios. In connection with the Amendment & Acknowledgement, on May 24, 2025, Globalink, the Sponsor, PGM, and Chardan entered into a Side Letter (the “Side Letter”), pursuant to which the Sponsor agreed that each of the Sponsor and its affiliates, officers and directors (including PGM, but not including Globalink) will engage Chardan as the sole or lead U.S. underwriter, underwriter, financial advisor, capital markets advisor, placement agent, and M&A advisor in connection with: (a) its next US SPAC initial public offering that is undertaken prior to the eighteen (18) month anniversary of the consummation of the Business Combination, and (b) any “de-SPAC” or other initial business combination involving such parties during such time period.

After the Business Combination, Globalink’s current public stockholders and Globalink’s right holders will own approximately 0.7% of the outstanding PubCo ordinary shares, the Globalink founders will own approximately 1.7% of the outstanding PubCo ordinary shares, PGM, an affiliate of the Sponsor, will own approximately 0.6%, the PIPE Investors will own approximately 0.2%, assuming the PIPE Investors will hold 310,788 PubCo ordinary shares, IBDC Asia Sdn. Bhd., an advisory firm to Alps Holdco, will own approximately 0.5%, representing finder’s fees payable in PubCo ordinary shares with value equal to 0.5% of the aggregate consideration for the Business Combination of US$1.6 billion, Dr. Tham, a director of Alps, will own approximately an additional 0.2%, and the former shareholders of Alps Holdco will own approximately 96.1% of the outstanding PubCo ordinary shares, this is inclusive of 2.5% that will be held by Chardan as a result of the Amendment & Acknowledgement (not giving effect to any shares issuable upon the exercise or conversion of options or warrants).

The following presents the calculation of basic and diluted weighted average shares outstanding.

(Actual Redemptions Into Cash)
Weighted average shares calculation, basic and diluted
Globalink public shares and rights	1,162,635
Globalink Founder and director shares	2,875,000
Private shares and rights owned and converted shares expected to be owned by PGM	946,394
PIPE Investors	310,788
IBDC Asia Sdn. Bhd.	800,000
Alps Director	305,509
Alps Holdco Shareholders (1)	160,000,000
Weighted average shares outstanding	166,400,326
Percent of shares owned by Alps Holdco Shareholders (1)	96.1%
Percent of shares owned by IBDC Asia Sdn. Bhd.	0.5%
Percent of shares owned by PIPE Investors	0.2%
Percent of shares owned by Globalink public holders	0.7%
Percent of shares owned by Globalink Founders and directors	1.7%
Percent of shares owned by Alps Director	0.2%
Percent of shares owned by PGM	0.6%
100.0%

(1)	Includes 4,187,500 shares to be transferred to Chardan pursuant to the Amendment & Acknowledgement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2025

					Actual Redemption
	PubCo (IFRS Historical)	ALPS (IFRS Historical)	Globalink (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Non-current assets
Property, plant and equipment	$-	$2,378,025	$-	$-	$-		$2,378,025
Right-of-use assets	-	940,155	-	-	-		940,155
Intangible assets	-	728,313	-	-	-		728,313
Investment in associates	-	1,596,176	-	-	-		1,596,176
Cash held in Trust Account	-	-	3,561,690	-	(4,817)	I	-
					(163,520)	B
					(3,393,353)	O
Total non-current assets	-	5,642,669	3,561,690	-	(3,561,690)		5,642,669

Current assets
Cash and cash equivalents	-	318,932	3,468	-	163,520	B	3,034,585
					(559,185)	C
					3,107,850	M

Inventories	-	556,215	-	-	-		556,215
Trade receivables	-	45,528	-	-	-		45,528
Other receivables, deposits and prepayments	-	295,015	50,229	-	-		345,244
Amount due from associates	-	18,435	-	-	-		18,435
Tax recoverable	-	256,843	-	-	-		256,843
Total current assets	-	1,490,968	53,697	-	2,712,185		4,256,850
Total assets	$-	$7,133,637	$3,615,387	$-	$(849,505)		$9,899,519

EQUITY
ALPS Holdco issued capital	-	580	-	-	(580)	F	-
PubCo ordinary shares	-	-	-	-	16,000	F	16,640
					1	G
					344	H
					32	K
					31	M
					121	L
					80	N
					31	P
Globalink common stock	-	-	3,445	-	(3,445)	H	-
Additional paid-in capital	-	-	778,748	12,006,995	41,875,000	A	62,110,807
					(270,528)	C
					(15,420)	F
					(62,648,851)	D
					163,520	G
					60,807,362	E
					3,101	H
					3,023,908	K
					3,107,819	M
					(121)	L
					224,181	N
					3,055,063	P
Accumulated deficit	(18,503)	(701,258)	(11,428,274)	(12,093,245)	(37,850,000)	A	(61,977,886)
					(882,466)	C
					62,648,851	D
					(60,807,362)	E
					222,764	I
					(844,132)	K
					(224,261)	N
Other comprehensive income (loss)	-	(187,881)	-	-			(187,881)
Non-controlling interest	-	(227,356)	-	-	-		(227,356)
Total equity (deficit)	(18,503)	(1,115,915)	(10,646,081)	(86,250)	11,601,073		(265,676)

Common stock subject to possible redemption	-	-	3,385,613	(3,385,613)	-		-

LIABILITIES
Non-current liabilities
Lease liabilities	-	738,245	-	-	-		738,245
Warrant liability	-	-	4,275	86,250	-		90,525
Deferred tax liability	-	21,561	-	-	-		21,561
Deferred underwiring fee commission	-	-	4,025,000	-	(4,025,000)	A	-
Common stock subject to possible redemption	-	-	-	3,385,613	(163,521)	G	-
					171,261	I
					(3,393,353)	O
					-
Total non-current liabilities	-	759,806	4,029,275	3,471,863	(7,410,613)		850,331
Current liabilities
Trade payables	$-	$321,350	$-	$-	$-		$321,350
Other payables, accruals and deposits received	18,503	878,420	143,440	-	593,779	C	1,634,142
Advance from customers	-	20,763	-	-	-		20,763
Amount due to directors	-	5,972,257	-	-	(3,055,094)	P	2,917,163
Lease liabilities	-	223,630	-	-	-		223,630
Tax payables	-	73,326	479,279	-	(337,389)	I	215,216
Franchise tax payable	-	-	259,906	-	(235,903)	I	24,003
Excise tax liability	-	-	1,477,147	-	-		1,477,147
Convertible note – related party, net of discount	-	-	4,179,808	-	(2,179,808)	K	2,000,000
Promissory note -third party	-	-	30,000	-	174,450	I	204,450
Due to related party	-	-	277,000	-	-		277,000

Total current liabilities	18,503	7,489,746	6,846,580	-	(5,039,965)		9,314,864
Total liabilities	18,503	8,249,552	10,875,855	3,471,863	(12,450,578)		10,165,195

Total liabilities, common stock subject to redemptions and equity	$-	$7,133,637	$3,615,387	$-	$(849,505)		$9,899,519

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FISCAL YEAR ENDED MARCH 31, 2025

					Actual Redemptions
	PubCo (IFRS Historical)	ALPS (IFRS Historical)	Globalink (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Transaction Accounting Adjustments		Pro Forma Combined

Revenue	$-	$3,371,037	$-	$-	$-		$3,371,037
Cost of sales	-	(2,069,772)	-	-	-		(2,069,772)
Gross profit	-	1,301,265	-	-	-		1,301,265

Selling, general and administrative expenses	(18,503)	(2,400,790)	(1,436,495)	-	(60,807,362)	BB	(66,769,877)
					(2,106,727)	CC
Distribution expense	-	(273,487)	-	-	-		(273,487)
Share result of associate	-	(10,760)	-	-	-		(10,760)
Other operating income	-	31,405	-	-	-		31,405
Other operating expense	-	(1,128,526)	-	-	-		(1,128,526)
Operating loss	(18,503)	(2,480,893)	(1,436,495)	-	(62,914,089)		(66,849,980)

Penalties on taxes	-	-	(282,936)	-	-		(282,936)
Finance expenses	-	(48,283)	(440,005)	-	-		(488,288)
Change in fair value of Common stock subject to possible redemption	-	-	-	(1,881,515)	1,881,515	DD	-
Change in fair value of warrant liabilities	-	-	9,405	189,750	-		199,155
Interest earned on investments held in Trust Account	-	-	974,952	-	(974,952)	AA	-

Profit (loss) before income tax	(18,503)	(2,529,176)	(1,175,079)	(1,691,765)	(62,007,526)		(67,422,049)

Income tax expense	-	(95,562)	(166,614)	-	-		(262,176)

Net income (loss)	$(18,503)	$(2,624,738)	$(1,341,693)	$(1,691,765)	$(62,007,526)		$(67,684,225)
Non-controlling interest	-	(111,165)	-	-	-		(111,165)
Net income (loss) attributed to shareholders	$(18,503)	$(2,513,573)	$(1,341,693)	$(1,691,765)	$(62,007,525)		$(67,573,060)

Weighted average shares basic and diluted	$18,503	$(0.05)
Basic and diluted net loss per share	$18,503	$(0.05)

Basic and diluted net income per share, redeemable common stock			$0.40

Basic and diluted net loss per share, non-redeemable common stock			$(0.61)

Pro forma weighted average number of shares outstanding - basic and diluted							166,400,326

Pro forma loss per share - basic and diluted							$(0.41)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Business Combination

On January 30, 2024, Globalink entered into the Merger Agreement with Alps Holdco, the Sponsor, and the Seller Representative. The Merger Agreement was amended and restated on May 20, 2024 and entered into by and among Globalink, Alps Holdco, Merger Sub, the Sponsor, and the Seller Representative, and was further amended on March 6, 2025. Pursuant to the terms of the Merger Agreement, the Business Combination between Globalink and Alps Holdco was effected in two steps: (i) the Redomestication Merger, whereby, subject to the approval and adoption of the Merger Agreement by the stockholders of Globalink, Globalink has merged with and into PubCo on October 28, 2025, with PubCo remaining as the surviving publicly traded entity; and (ii) the Acquisition Merger, whereby Merger Sub has merged with and into Alps Holdco, resulting in Alps Holdco remaining as the surviving entity and being a wholly-owned subsidiary of PubCo. On October 28, 2025, the Closing, each Alps Holdco Ordinary Share issued and outstanding immediately prior to the Effective Time (other than treasury shares or dissenting shares) were converted into the right to receive PubCo ordinary shares. The total consideration to be paid by Globalink to the Alps Holdco Shareholders in the form of PubCo ordinary shares at the Closing was equal to $1.6 billion.

The Merger Agreement is subject to certain customary closing conditions and contains customary representations, warranties, covenants and indemnity provisions. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement. The respective boards of directors of Globalink and Alps Holdco have (i) approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and (ii) resolved to recommend approval of the Merger Agreement and related transactions by their respective shareholders.

As a result of the Closing, pursuant to the terms of the Merger Agreement, all of the outstanding shares of Alps Holdco were cancelled in exchange for the right to receive PubCo ordinary shares. The aggregate consideration for the Business Combination is $1.6 billion, payable at the Closing in the form of newly issued PubCo ordinary shares, par value $0.0001 per share. The Merger Consideration Shares ware allocated pro rata with each Alps Holdco Shareholder receiving a number of PubCo ordinary shares determined in accordance with the terms of the Merger Agreement.

On October 28, 2025, consummated the PIPE Investment which was conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. PubCo, Globalink and Alps Holdco entered into subscription agreements with certain investors for 310,788 PubCo ordinary shares for a total of $3,107,731 in a PIPE Investment to be consummated simultaneously with the Closing (including the $200,000 of subscription under the agreement entered into on August 27, 2024).

At the Closing of the Business Combination, the former Alps Holdco Shareholders will receive an aggregate of 160,000,000 PubCo ordinary shares, among which 8,000,000 PubCo ordinary shares are to be issued and held in escrow to satisfy any indemnification obligations incurred under the Merger Agreement.

Note 2 — Basis of Presentation

The adjustments presented on the pro forma combined financial statements have been identified and presented to provide an understanding of PubCo upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). PubCo has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination and the PIPE financing as described below.

The unaudited pro forma condensed combined financial information has been prepared reflecting actual redemption of 337,477 shares of Globalink common stock resulting in redemption payment of $3.39 million leaving 12,635 shares who did not redeem.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are an aggregate of 160,000,000 PubCo ordinary shares to be issued to shareholders of Alps Holdco, 800,000 PubCo ordinary shares to be issued to IBDC Asia Sdn. Bhd. as finder fees, and an aggregate of 310,788 PubCo ordinary shares to be issued to the PIPE Investors, an aggregate of 291,716 PubCo ordinary share to be issued to Dr. Tham, a director of Alps, representing 50% conversion of amounts due at closing in shares, an aggregate of 13,793 PubCo ordinary shares to be issued to Ms. Chew, a director of Alps, representing conversion of amounts due at closing in shares, and an aggregate of 280,394 PubCo ordinary shares to be issued to PGM as partial conversion of amounts due in promissory notes, and 39,000 to Ng Yan Xun as partial conversion of amounts due in due to related party advances at closing in shares. Each scenario assumes that the parties secure $3,479,000 of PIPE financing. At this time, the parties have received a firm commitment of such funding. On May 22, 2025, Globalink, Alps Holdco and Chardan entered into the Amendment & Acknowledgement in relation to an aggregate of $5,025,000 Fee Amount Chardan will be entitled to receive at the closing of the Business Combination, comprising $4,025,000 of deferred underwriting commission and $1,000,000 of M&A fee. related to a SPAC business combination. The Amendment & Acknowledgement provides that certain shareholders of Alps Holdco will transfer 4,187,500 Alps Holdco Shares to Chardan immediately prior to the consummation of the Business Combination and such transfer shall be treated as full satisfaction of Globalink’s obligation to pay the Fee Amount; provided that the Business Combination is consummated by July 31, 2025. Pursuant to the Amendment & Acknowledgement, Chardan will hold 2.5% of PubCo’s ordinary shares outstanding immediately following the Business Combination under all scenarios. In connection with the Amendment & Acknowledgement, on May 24, 2025, Globalink, the Sponsor, PGM, and Chardan entered into the Side Letter, pursuant to which the Sponsor agreed that each of the Sponsor and its affiliates, officers and directors (including PGM, but not including Globalink) will engage Chardan as the sole or lead U.S. underwriter, underwriter, financial advisor, capital markets advisor, placement agent, and M&A advisor in connection with: (a) its next US SPAC initial public offering that is undertaken prior to the eighteen (18) month anniversary of the consummation of the Business Combination, and (b) any “de-SPAC” or other initial business combination involving such parties during such time period.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently nondeductible or nontaxable based on the laws of the relevant jurisdiction.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization with no goodwill or other intangible assets recorded, in accordance with IFRS. A capital reorganization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Alps Holdco in many respects. However, Globalink does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and thus, for accounting purposes, the Business Combination will be accounted for as a capital reorganization.

Under this method of accounting, Globalink will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Alps Holdco will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Alps Holdco (i.e., a capital transaction involving the issuance of shares by PubCo for the shares of Alps Holdco). Accordingly, the consolidated assets, liabilities and results of operations of Alps Holdco will become the historic financial statements of the Combined Company, and Globalink’s assets, liabilities and results of operations will be consolidated with Alps Holdco beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Alps Holdco in future reports. The net assets of Alps Holdco will be recognized at carrying value, with no goodwill or other intangible assets recorded.

The deemed costs of the shares issued by PubCo, which represents the fair value of the shares that Alps Holdco would have had to issue for the ratio of ownership interest in PubCo to be the same as if the Business Combination had taken the legal form of Alps Holdco acquiring shares of Globalink, in excess of the net assets of Globalink will be accounted for as stock-based compensation under IFRS 2 Share-Based Payment.

Alps Holdco has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Alps Holdco Shareholders will have the largest voting interest in PubCo;

●	The board of directors of the Combined Company will be designated solely by Alps Holdco, with at least three (3) directors qualifying as independent directors under the Securities Act and the Nasdaq rules);

●	Alps Holdco’s senior management will be the senior management of the Combined Company;

●	The business of PubCo will comprise the ongoing operations of Alps Holdco; and

●	Alps Holdco is the larger entity, in terms of substantive assets.

Note 4 — U.S. GAAP to IFRS Conversion and Presentation Alignment

The historical financial information of Globalink has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. One adjustment required to convert Globalink’s consolidated balance sheet from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Globalink’s Public Warrants and Common stock subject to redemption to non-current financial liabilities under IAS 32, as shareholders have the right to require Globalink to redeem Globalink Public Shares and Warrants and Globalink has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align Globalink’s consolidated historical financial information in accordance with the presentation of Alps Holdco’s historical financial information, see below for effect of conversion on the financial statements.

Globalink’s Consolidated Balance Sheet as of March 31, 2025

Globalink’s consolidated financial statements have been prepared in accordance with U.S. GAAP and in USD currency and converted to IFRS as follows:

Globalink’s Consolidated Balance Sheet as of March 31, 2025

	US GAAP March 31, 2025	IFRS Adjustments 2025	Ref	IFRS March 31, 2025
Assets
Non -current assets:
Cash held in Trust Account	$3,561,690	$-		$3,561,690
	3,561,690	-		3,561,690
Current assets
Cash	3,468	-		3,468
Prepaid expense	50,229	-		50,229
	53,697	-		53,697
Total assets	$3,615,387	$-		$3,615,387

Liabilities and
Stockholders’ Deficit:
Common stock	$3,445	$-		$3,445
Additional paid-in-capital	778,748	12,006,995	b	12,785,743
Accumulated deficit	(11,428,274)	(12,093,245)	b	(23,521,519)
Total stockholders’ deficit	(10,646,081)	(86,250)		(10,732,331)

Liabilities
Non-current liabilities
Deferred underwriting commissions	4,025,000	-		4,025,000
Warrant liabilities	4,275	86,250	b	90,525
Common stock subject to possible redemption	-	3,385,613	a	3,385,613
	4,029,275	3,471,863		7,501,138
Common stock subject to possible redemption	3,385,613	(3,385,613)	a	-

Current liabilities
Accounts payable	143,440	-		143,440
Franchise tax payable	259,906	-		259,906
Income tax payable	479,279	-		479,279
Convertible Note - Related Party	4,179,808	-		4,179,808
Promissory note – third party	30,000			30,000
Due to related party	277,000	-		277,000
Excise tax liability	1,477,147	-		1,477,147
	6,846,580	-		6,846,580
Total liabilities	10,875,855	3,471,863		14,347,718

Total Liabilities and Stockholders’ Deficit	$3,615,387	$-		$3,615,387

(a) To reclassify and present redeemable common stock of Globalink as other liabilities under IFRS, as shareholders have the right to require Globalink to redeem the Globalink Public Shares and Globalink has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

(b) To reclassify and present the Public Warrants of Globalink as other liabilities under IFRS, as the warrants represent a settlement alternative that does not result in the exchange of a fixed amount of cash for a fixed number of shares. The redemption provision is at the option of the issuer. As there is a potential settlement that will result in other than fixed amount of cash for a fixed number of shares, the warrants fail to meet the criteria to be accounted for as equity instruments. Specifically, there are redemption provisions for the warrants whereby they may be redeemed on a cashless basis, in which case the holders will receive a variable number of common stock based on the then market value to result in settlement equivalent to $0.01 per warrant.

The historical impact of the reclassification adjustments referenced above was applied between accumulated deficit and additional paid in capital. Under GAAP, the proceeds from redeemable common stock discussed in adjustment above, were allocated into temp equity with the corresponding accretion to additional paid in capital, however, under IFRS, redeemable common stock will be a liability, thus no accretion will pass through equity. As a result, the historical accumulated accretion is reversed and reclassified back to additional paid in capital under GAAP.

U.S. GAAP to IFRS Conversion of Globalink’s Consolidated Statement of Operations for the twelve months ended March 31, 2025

Globalink’s financial statements have been prepared in accordance with U.S. GAAP and in USD currency and is converted to IFRS as follows:

Globalink’s Consolidated Statement of Operations for the trailing twelve months ended March 31, 2025

	US GAAP March 31, 2025	IFRS Adjustments 2025	Ref	IFRS March 31, 2025
General and administrative expenses	$(1,236,495)	$-		$(1,236,495)
Franchise tax expense	(200,000)	-		(200,000)
Total operating expenses	(1,436,495)	-		(1,436,495)

Operating loss	(1,436,495)	-		(1,436,495)

Non-operating income (expenses)
Interest earned on cash and investments held in Trust Account	974,952	-		974,952
Penalties on income tax	(282,936)	-		(282,936)
Interest expense	(440,005)	-		(440,005)
Change in fair value of warrants liabilities	9,405	189,750	a	199,155
Change in fair value of common stock	-	(1,881,515)	a	(1,881,515)
Total non-operating income (expenses)	261,416	(1,691,765)		(1,430,349)

Loss before income tax	(1,175,079)	(1,691,765)		(2,866,844)

Income tax expenses	(166,614)	-		(166,614)

Net loss	$(1,341,693)	$(1,691,765)		$(3,033,458)

(a) To recognize the changes in fair value of the warrant liability and common stock subject to redemption for the twelve months ended March 31, 2025, under IAS 32 changes in fair value through profit or loss.

Note 5 — Adjustments to Unaudited Pro Forma

Condensed Combined Balance Sheet as of March 31, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

A.	Reflects the settlement of the $5.03 million Fee Amount consisting of $1.00 million in M&A fee and $4.03 million of deferred underwriting fee, by the transfer of 4,187,500 shares from certain shareholders of Alps Holdco to Chardan. The fair value of the shares transferred is $41.88 million, based on the $10 purchase price value and PIPE raise. The settlement of the $5.03 million of Fee Amount is expected to result in $41.87 million of contributed capital and $36.85 million of loss in Globalink’s financial statements.

B.	Reflects the liquidation and reclassification of $0.16million of funds held in the Trust Account to cash and bank balances that become available following the Business.

C.	Represents the transaction costs incurred and paid by Globalink and Alps Holdco of approximately $0.56 million for legal, accounting, due diligence and printing fees incurred as part of the Business Combination. For the Globalink transaction costs paid at closing is $0.33 million and an additional $0.33 million included in accrued liabilities are reflected as an adjustment to accumulated deficit and $0.66 million. For the Alps Holdco transaction costs of $0.23 million were paid at closing and $0.26 million in included in accrued liabilities of which $0.27 million are allocated to new share issuance and recorded to additional paid-in capital and $0.23 million is related to listing cost and recorded to accumulated.

D.	Represents the elimination of Globalink’s historical accumulated deficit after recording the loss on settlement with Chardan as described in adjustment (A) above, the transaction costs to be incurred by Globalink as described in (C) above, the interest recognized in trust as described in (I) below, the interest expense related to the Convertible promissory note through settlement date as described in (K) below and the recording of the public warrants and Common stock subject to redemption as liabilities described in IFRS note 4 above.

E.	Represents the estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by PubCo and the fair value of Globalink’s identifiable net assets at the date of the Business Combination, resulting in a $60.81 million increase to accumulated deficit. The fair value of shares issued was estimated based on the market price of Globalink common stock of $12.00 per share (as of March 31, 2025). The value is preliminary and will change based on fluctuations in the share price of the GLLI common stock through the closing date.

	No Redemption Scenario
	Shares	Dollars
Globalink shareholders
Public Shareholders	1,162,635
Sponsor and other shareholders	3,502,000

Fair value of shares to be issued to Globalink shareholders at $12.00 per share		$55,975,620

IFRS Net assets of Globalink as of March 31, 2025		(10,732,331)
Less: Globalink transaction costs, net		(467,740)
Add: Settled underwriting fee and M&A fee by transfer of share from certain Alps Holdco shareholders		4,025,000
Add: Settled Promissory note with PubCo Ordinary stock		2,179,808
Add: Release of redeemable Common Stock		163,521
Less: Effect of maximum contractual redemption of Globalink shares		-
Adjusted net assets of Globalink as of March 31, 2025		(4,831,742)
Difference - being IFRS 2 charge for listing services		$60,807,362

F.	Represents the exchange of outstanding shares into 160,000,000 PubCo ordinary shares at par value of $0.0001 per share upon the Business Combination.

G.	Reflects the release of 12,635 shares that did not redeem and are no longer subject to redemption.

H.	Reflects the conversion of Common Stock into PubCo ordinary shares on a one-for-one basis and reflect the issuance shares in exchange for the rights.

I.	Reflects the additional borrowings subsequent to March 31, 2025 in a form of a Promissory Note in order to fund the extension payments into the trust account and the interest earned in trust through October 28, 2025 the date of the latest extension deposit, net of tax effect.

K.	Reflects the repayment and settlement of the PGM loans of $4.57 million and due to related party of $0.39 million. The PGM loan reflects the settlement of $2.00 million in cash and the issuance of 257,043 PubCo ordinary shares at $10 per share. The cash was not yet been paid and remains payable as of October 28, 2025 date the transaction closed. The due to related party reflect the settlement of $0.39 million via the issuance of 39,000 PubCo ordinary shares at $10 per share. The entry includes the accretion to the principal amount from the March 31, 2025 carrying amount of $0.78 million.

L.	Reflects the conversion of Globalink’s Public and Private Rights into 1,207,000 PubCo ordinary shares upon the Closing of the Business Combination, including 57,000 Private Rights of Globalink held by PGM.

M.	Reflects proceeds taking into account the subscription of $3.11 million in PIPE funding at Closing pursuant to the subscription agreements in connection with the PIPE Investment.

N.	Reflects 0.5% finder fees to IBDC Asia Sdn. Bhd. for introducing Globalink to Alps Holdco for corporate exercise payable in shares and valued at $10 per share. The shares are issued as transaction cost was proportionally allocated against additional paid in capital and accumulated deficit based on the proportional issuance of New shares versus shares issued for listing exchange purposes.

O.	Reflects the redemption in connection with the redemption in connection with the June 4, 2025 meeting for 204,910 shares tendered for redemption resulting redemption of $2.59 million from the trust at $12.66 per share and the final redemption in connection with the closing of an additional 59,966 shares tendered for redemption resulting in redemption of $0.78 million from the trust at $12.94 per share.

P.	Reflects the issuance of 291,716 PubCo ordinary shares at $10 for the conversion 50% of amounts due to director Dr. Tham of Alps at $10 per shares and 13,793 PubCo ordinary shares at $10 for the conversion of amounts due to a director of Alps, Mr. Li.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended March 31, 2025

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(AA) Reflects the elimination of interest income generated from the cash and investments held in the Trust Account.

(BB) Represents $60.81 million of expense recognized, in accordance with IFRS 2, for the difference between the deemed costs of the shares issued by PubCo and the carrying value of Globalink’s identifiable net assets, as described in (E) above. This cost is a nonrecurring item.

(CC) To reflect the incremental transaction cost incurred of $2.11 million. This is a non-recurring item.

(DD) To reflect the reversal of the fair value change of financial liability in connection with Common Stock subject to redemption as the shares at closing are no longer redeemable and thus accounted for as equity instruments.

Note 6 — Net Earnings (Loss) per Share

Represents the earnings (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since April 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings (loss) per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of Public Shares described under the Maximum Contractual Redemption Scenario are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption. The following table sets out the share ownership of PubCo following Closing on a pro forma basis under the No Redemption Scenario and the Maximum Contractual Redemption Scenario:

The following table sets out the share ownership of PubCo following Closing on a pro forma basis under the No Redemption Scenario and the Maximum Contractual Redemption Scenario: (Twelve Months Ended March 31, 2025)

Net loss per share	Actual Redemption

Net loss	$(67,573,060)

Net loss per share – Basic	$(0.41)
Net loss per share - Diluted (1)	$(0.41)

	No Redemption Scenario
		Percent
Pro forma Ownership	Number of Shares	Outstanding	Fully diluted

Globalink public shares and rights	1,162,635	0.7%	0.7%
Globalink Founder and director shares	2,875,000	1.7%	1.7%
shares and rights held by PGM and other debt converting related parties	946,394	0.6%	0.5%
PIPE Investors	310,788	0.2%	0.2%
IBDC Asia Sdn. Bhd.	800,000	0.5%	0.5%
Alps Director	305,509	0.2%	0.2%
Alps Holdco Shareholders (2)	160,000,000	96.1%	92.7%
Weighted average shares outstanding	166,400,326	100%

Potential Sources of Dilution(1)

Public Warrants	5,750,000		3.3%
Private Warrants	285,000		0.2%
Fully diluted weighted average shares outstanding	172,435,326		100%

(1)	The potentially dilutive outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive.

(2)	Includes 4,187,500 shares to be transferred to Chardan pursuant to the Amendment & Acknowledgement.